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                                                                     EXHIBIT 4.2

                              24/7 Real Media, Inc.
                          2002 Equity Compensation Plan

                                Dated April 22, 2002


         The purpose of this 24/7 Real Media, Inc. 2002 Equity Compensation Plan (the "Plan") is to enable 24/7 Real Media, Inc. (the "Company") to offer and issue to certain employees, former employees, advisors and consultants of the Company and its affiliates common stock of the Company in payment of amounts owed by the Company to such third parties.

         1. The aggregate number of shares of common stock that may be issued pursuant to the Plan shall not exceed 3,000,000 shares.

         2. The Company may from time to time issue to employees, former employees, advisors and consultants to the Company or its affiliates shares of common stock of the Company in payment or exchange for or in settlement or compromise of amounts due by the Company to such persons for goods sold and delivered or to be delivered or services rendered or to be rendered.

         3. Shares of common stock issued pursuant to the Plan shall be issued at a price per share of not less than eighty-five percent (85%) of the fair market value per share on the date of issuance and on such other terms and conditions as determined by the Company.

         4. The Chief Executive Officer of the Company shall be authorized to issue shares pursuant to and in accordance with the terms of the Plan, provided that all issuances shall be co-authorized by at least one of the President, any Executive Vice President, the Chief Financial Officer or the General Counsel.

         5. This Plan may be amended at any time by the Company.